Filed by CBOE Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.
Subject Company’s Commission File No.: 333-140574

On March 18, 2010, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC10-068

To:	CBOE Membership

From:	Office of the Chairman

Date:	March 18, 2010

Re:	Questions and Answers Relating to CBOE’s Demutualization

In connection with the membership meeting today to discuss CBOE’s demutualization, below are answers to questions that we have received following last week’s filing of Amendment No. 5 to the S-4 Registration Statement regarding CBOE’s demutualization.

1.                                       Who gets to vote on the demutualization transaction?

Answer:  All voting members of CBOE have the right to vote on the demutualization transaction.  Voting members include seat owners that have not delegated the right to vote to a lessee in their lease agreement; lessees who have been the delegated the right to vote in their lease agreement; and temporary members.

2.                                       When will the demutualization be completed?

Answer:  We anticipate holding a membership vote on the demutualization in early June 2010.  Subject to member and SEC approval, our goal is to complete the demutualization by the end of the second quarter of 2010.

3.                                       How much time will elapse between the demutualization and the IPO?

Answer:  We have structured the demutualization/IPO to be a virtually simultaneous transaction.  CBOE’s demutualization is contingent on the completion by CBOE Holdings of an IPO.

4.                                       How was the special dividend amount determined?

Answer:  The amount of the special dividend was recommended by the Finance Committee of the Board of Directors and is based on CBOE’s projected cash position and an assessment of the funds necessary to continue to operate the business responsibly.  CBOE has been counseled by its financial advisors not to incur debt as a result of making this payment.  Because the special dividend will be paid before the IPO closes, it will only be paid to seat owners and Group A settlement class members.

5.                                       Why aren’t we willing to incur debt to pay the special dividend, but were willing to incur debt to settle the exercise right litigation?

Answer:  These are unrelated events.  At the time CBOE determined to settle the exercise right litigation, we were not contemplating a concurrent demutualization and IPO; nor was it clear that CBOE would incur debt to meet our settlement obligation.  Furthermore, the $300 million payment was done to preserve more equity for CBOE seat owners.

6.                                       Explain the special dividend.

Answer:  The CBOE Holdings Board has authorized a special committee to declare a special dividend to be paid following the closing of the demutualization transaction and immediately prior to the closing of the IPO.  The special dividend amount will be approximately $100,000 for each CBOE seat and approximately $23,500 for each Group A settlement package.  If the number of shares to be received in the demutualization were to be modified, the special dividend amount on a per seat basis would not materially change.

7.                                       When will the special dividend be paid?

Answer:  We will transfer funds to the transfer agent for payment of the dividend on the date of the demutualization.  We expect that you will receive your check from the transfer agent within one week following the close of the demutualization transaction.

8.                                       If I sell shares in the IPO, will I still receive the special dividend?

Answer:  Yes.  Because the special dividend will be paid following the closing of the demutualization transaction but prior to the IPO, all seat owners and Group A settlement class members will receive the special dividend regardless of whether they sell shares in the IPO.

9.                                       What is CBOE Holdings’ dividend policy following demutualization?

Answer:  The Board currently intends to pay regular quarterly dividends.  The annual dividend target will be approximately 20% to 30% of the prior year’s net income adjusted for unusual items.  The decision to pay a dividend, however, remains within the discretion of the CBOE Holdings Board and may be affected by various factors, including earnings, financial condition, capital requirements, level of indebtedness, and other considerations that the Board deems relevant.

10.                                 Why can’t CBOE be more definitive about the payment of quarterly dividends?

Answer:  CBOE Holdings Board of Directors is be obligated, in the exercise of its fiduciary duties, to evaluate all relevant factors in determining whether to pay regular quarterly dividends.  These fiduciary duties preclude the Board from reaching a final determination at this time as to events that would occur in the future. The current plan is to have quarterly dividends as described above.  The Board has approved this plan subject to the exercise of its fiduciary duties, including an assessment of the current market conditions, our operating results and outlook, and other developments.  This same concept applies to the tender offers.

11.                                 Will there be a directed shares program to participate in the IPO?

Answer:  Yes.  The program is being set up now.  It will be administered by Merrill Lynch, which will be providing information regarding the program in the near future.

12.                                 Why are both Class A-1 and Class A-2 shares being issued in connection with the restructuring transaction?

Answer:  In order to put in place the two lock-up restrictions that will be in effect for the shares being issued to seat owners and Group A settlement class members, we needed to divide the shares into two classes.  The shares that will have the 180-day lock-up are called Class A-1 shares, and the shares that will have the 360-day lock-up are called Class A-2 shares.  The Class A-1 and A-2 shares will convert to unrestricted common stock of CBOE Holdings at the expiration of the applicable lock-up.

13.                                 Are there any limitations on where the shares subject to the lock-up restrictions may be held?

Answer:  Yes.  The shares of Class A-1 and Class A-2 common stock of CBOE Holdings will be held in book-entry form at CBOE Holdings’ transfer agent in the name of the owner of record.  We anticipate that the transfer agent will be BNY Mellon.  The shares of CBOE Holdings will be un-certificated.  The stock may not be registered in the name of anyone other than the record owner.  As a result, you will not be able to hold these shares in your brokerage or other account until each respective lock-up expires.

14.                                 Is hedging permitted with respect to the shares that are subject to the lock-up restrictions?

Answer:  We are currently engaged in discussions with our advisors regarding this issue, and will be back to you with further information.

15.                                 Is the demutualization a tax free transaction?

Answer:  Under the current demutualization transaction structure, CBOE will receive an opinion from tax counsel which will provide the following:  (i) no gain or loss will be recognized by the CBOE upon the demutualization transaction; and (ii) a holder of a CBOE membership will not recognize gain or loss upon receipt of CBOE Holdings common stock solely in exchange for the holder’s CBOE membership.  It should also be noted that the holding period for the stock received by a seat owner in the demutualization transaction relates back to the date the seat was acquired by the seat owner.  These statements are qualified by the description of the tax consequences described in the S-4.

16.                                 Can the completion of the demutualization/IPO and the termination of the related lock-ups be timed to occur prior to the expected change to the capital gains tax in 2011?

Answer:  Subject to an affirmative membership vote and market conditions, we currently expect the demutualization/IPO to be completed prior to the end of the second quarter of 2010.  Assuming this occurs, the first lock-up would expire prior to when the new capital gains tax is expected to take effect.

17.                                 How is Goldman, Sachs & Co. being compensated as the sole global coordinator for the IPO?

Answer:  Goldman, Sachs is being compensated, along with all the other underwriters in the IPO, out of the proceeds from the sale of the CBOE Holdings stock to the public.  The underwriters will be paid a customary underwriting commission.

18.                                 How will Goldman, Sachs add value for CBOE members?

Answer:  Goldman, Sachs has provided CBOE with advice respect to our restructuring transaction for the past five years.  Our agreement also calls for them to play a significant role in the IPO.  We are, however, engaging a second advisor to advise us with respect to the pricing of the IPO.

19.                                 Will there be any other underwriters for the IPO besides Goldman, Sachs?

Answer:  Other underwriters will be included in the underwriting syndicate for the IPO in addition to Goldman, Sachs.  The other underwriters include a broad base of firms that are important to our business as an exchange, and will be publicly disclosed later in the process.

20.                                 If we do not use all of the IPO proceeds for the tender offers, what will we do with the money?

Answer:  CBOE Holdings could use those proceeds for general business purposes, including possible future dividends or future stock repurchases.

21.                                 If the demutualization is approved by CBOE voting members, when will the seat market be terminated?

Answer:  Our current plan is to terminate the seat market on or prior to the day the IPO is priced and to complete the demutualization/IPO shortly thereafter.  We expect this to occur prior to the end of the second quarter of 2010 and sometime after the membership vote on the demutualization is concluded.

22.                                 Can you comment on whether CBOE has received any interest from potential acquirers?

Answer:  CBOE has adopted a no comment policy with respect to these types of questions.  A “no comment” is neither a denial nor an affirmation.  It is also prudent to retain a healthy skepticism when reading speculative media stories, including those that rely solely on unnamed sources such as sources “close to the Exchange” or sources “familiar with the matter.” Our preference is to communicate regarding these types of issues when it is appropriate and in the best interests of CBOE to do so.

23.                                 Will CBOE be able to list options on CBOE Holdings stock?

Answer:  CBOE anticipates listing options on CBOE Holdings stock as soon as it meets CBOE’s initial listing criteria under CBOE rules.

To be eligible for listing options on CBOE Holdings, the initial listing criteria require that:

(i)                        there are a minimum of 7 million shares of CBOE Holdings which are owned by persons other than those required to report their stock holdings under Section 16(a) of the ‘34 Act, and which are not subject to any lock-up restrictions;

(ii)                    there are a minimum of 2,000 holders of CBOE Holdings stock;

(iii)                trading volume (in all markets in which CBOE Holdings is traded) has been at least 2.4 million shares during any time in the preceding 12 months; and

(iv)                   the market price per share of CBOE Holdings must have been $3.00 for the previous 5 consecutive business days.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement.